Mail Stop 0309

							March 2, 2005


Steven D. Rubin, Esq.
Senior Vice President
General Counsel and Secretary
IVAX Corporation
Miami, FL  33137

Re:	IVAX Corporation
	Application for Qualification of Indentures on Form T-3
	File Number 022-28774

Dear Mr. Rubin:

      This is to advise you that we have limited our review of the above referenced Form T-3 for resolution of your outstanding comments on the registration statement on Form S-3 (file number 333-122753) filed with the Commission on February 11, 2005. In addition, we are monitoring your Form T-3 for inclusion of the delaying amendment language on the front cover of your Form T-3.

      Under delegated authority, we will grant a request for acceleration of the effective date of your Form T-3 (file number 022-
28774) once you have complied with our comments to your Form S-3 (file number 333-122753) and any additional comments we may have on your amended disclosure. We will consider your request for acceleration of the effective date, and any request from underwriters, if applicable, as confirmation of the fact that those making the request are aware of their obligations under the Securities Act of 1933 and the Exchange Act of 1934.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending Form T-3, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Song Brandon at (202) 942-2831 me at (202)
942-
1840 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director


cc:	Alison W. Miller, Esq.
	Miriam Alfonso, Esq.
	Stearns Weaver Miller Weissler
	Alhadeff & Sitterson, P.A.
	150 West Flagler Street, Suite 2200
	Miami, FL  33130



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